June 9, 2006

Mr. Alan I. Kirshner
Chairman and Chief Executive Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060-6148

> **Re: Markel Corporation**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-15811**

Dear Mr. Kirshner:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Selected Financial Data, page 33

1. You use a financial measure, debt to total capital, which treats your 8.71% junior Subordinated Debentures as equity securities. Please explain to us how your disclosure complies with the guidance in ASR No. 142 and disclosure of non-GAAP financial measures in Item 10 (e) of Regulation S-K.

Notes to Consolidated Financial Statements

8. Unpaid Losses and Loss Adjustment Expenses, page 52

2. Your SOP 94-5 tabular disclosure for both total reserves and A&E reserves shows "restated" reserve amounts as of the beginning of the year due to adjustments for

commutations, acquisitions, dispositions and changes in foreign currency rates. Use of the term, "restated," is confusing and could be construed as a correction of an error. Please provide in disclosure–type format a revised table that does not use the term, "restated" and allocates these restatement amounts to the categories prescribed in SOP 94-5. Describe your accounting for these "restatement" amounts and quantify each adjustment and any related gain or loss for each year presented. Also, provide revised presentation in disclosure-type format of the corresponding table in the MD&A section, Claims and Reserves.

Managements' Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand on a line of business basis 1) management's process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to next four comments.

3. You provide a general explanation of reserve methodologies but do not disclose the specific reserve methodologies for each of your major lines of business. Please provide the following information by line of business in a disclosure-type format.

   - Describe your process for calculating the IBNR reserve, and how it relates to the ultimate unpaid liability, cumulative paid claims and case reserves.
   - Describe the specific methodologies used to determine ultimate reserves for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of "judgmental techniques" that you use when statistical data is insufficient or unavailable.
   - We note that you establish reserves that are more likely redundant than deficient and that your recorded reserves exceeded actuarially calculated reserves by approximately 4.5% at December 31, 2005. So that investors

> can better understand the judgments and uncertainties in your loss reserving process, describe how you determined this provision for uncertainty and quantify this provision by line of business for each period presented. Explain your basis for concluding that the 4.5% provision is a reasonable estimate of the exposure arising from the "subjective factors" by line of business at December 31, 2005.

- You disclose that A&E exposures are subject to significant uncertainty due to potential severity and an uncertain legal climate. Describe and quantify the factors that cause this higher level of uncertainty and how you have provided for this exposure in establishing your A&E reserves. Indicate whether and to what extent the A&E provision for uncertainty changed during the periods presented.

- Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.

4. We understand that you establish best estimates for your insurance reserves, which are generally higher than the actuarially calculated point estimates. You also consider a range of "reasonably possible" outcomes in determining your best estimate. Please provide the following information by line of business in disclosure-type format:

- A description of the key assumptions used to determine the boundaries of each range and what specific factors led management to believe that its best estimate rather than any other amount within the range represented the best estimate of incurred losses

- An explanation of the term, "reasonably possible," as used in establishing the range of losses.

5. Please describe in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses.

   a. For each of your key assumptions, quantify and explain what caused them to change during the periods presented.

   b. Discuss whether and to what extent you have adjusted each of the key reserve assumptions and the provision for uncertainty given the historical changes and/or given current trends observed, as discussed in "a" above. This discussion should reconcile the historical changes and/or the current trends observed to what management has calculated as its most recent key assumptions.

   c. You state that losses from the 2005 Hurricanes significantly exceeded the assumptions in the third party catastrophe modeling software used to estimate reserves. Provide an expanded description and quantification of the primary assumptions utilized in your catastrophe modeling, your actual

> experience related to the 2005 Hurricanes and the corresponding
> assumptions in your reserve estimate at December 31, 2005.

6. You disclose that a 5% change in the December 31, 2005 unpaid losses and loss
    adjustment expenses would produce a $202 million change to pre-tax earnings.
    This disclosure does not describe the sensitivity of your reserve estimate to
    changes in key assumptions. Please quantify for us in disclosure-type format the
    impact that "reasonably likely" changes in your key assumptions used in your
    reserve estimate would have on reported results, financial position and liquidity.
    We believe that disclosure for lines of business that have or are expected to
    exhibit volatility is particularly important. Examples of such lines of business
    appear to be your brokered excess and surplus lines and professional/products
    liability. Explain why you believe the scenarios quantified are "reasonably
    likely." Your quantification of the income statement impact of a 5% change in
    insurance reserves does not appear to accomplish this objective.

7. Your reinsurance ceded activities appear to have a material impact on your results
    of operations and your accounting for the related cost of reinsurance appears to
    require estimates. You disclose that the cost of reinsurance ceded is amortized
    over the reinsurance contract period in proportion to the amount of insurance
    protection provided, while profit sharing and ceding commissions are netted
    against deferred acquisition costs and recognized when "earned." Please provide
    to us, in disclosure type format, a description of the judgments and uncertainties
    surrounding this estimate and the impact on your financial statements. Within
    your response, please provide the following information:

    - Describe the type of reinsurance (i.e. prospective or retrospective) and
      process for computing your cost of reinsurance, including the method used
      (e.g. interest or recovery method for retroactive contracts) and key
      assumptions in your calculation.
    - Describe the process for determining amortization of the cost of
      reinsurance, including key assumptions in your calculation (e.g. estimate
      of ultimate premium).
    - Quantify the net impact on your operating results resulting from cost of
      reinsurance ceded activities for each period presented. Include all
      economic elements under these reinsurance contracts.
    - Clarify how profit sharing and ceding commissions are "earned." Also,
      you state that profit sharing and ceding commissions are netted against
      deferred acquisition costs. However, your disclosure in Note 4 shows no
      such netting activity. Explain this apparent inconsistency.
    - Quantify the amount by which estimated gross losses on Hurricane
      Katrina exceeded coverage provided under various reinsurance treaties.

- Include a description and quantification of the additional reinsurance coverage purchased in 2005 to cover emerging losses from Hurricane Katrina and the expected impact on future loss development.

8. You disclose that your ten largest reinsurers account for 62% of the $1.9 billion reinsurance recoverable at December 31, 2005. However, your default experience appears to be material to operating results. We believe that your discussion in critical accounting estimates could be improved to better explain the judgments and uncertainties related to your determination of the reinsurance allowance for doubtful accounts, particularly for exposures arising from the remaining 38% of reinsurance recoverable. Please provide an expanded discussion in disclosure– type format that explains the impact of different conditions or assumptions on your estimates. Focus on those exposures relating to the remaining 38% of reinsurance recoverable.

Underwriting Results, pages 84-90

9. Your MD&A quantifies and discusses consolidated underwriting profit (loss) for each year presented. Although you evaluate financial performance of your individual segments based on this measure, please avoid using it to measure consolidated results of operations. Unless this presentation is in the context of a reconciliation of a consolidated segment measure to the corresponding consolidated financial statement total as required by FAS 131, such as your presentation in Note 18, Segment Reporting Disclosures, we believe that this measure represents a non-GAAP measure that must comply with Item 10 of Regulation S-K. Refer to Question 21 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please discontinue presentation of the measure or provide us in disclosure type format the disclosure required by Item 10(e) of Regulation S-K.

10. You strengthened reserves at Investors' Brokered Excess and Surplus Lines unit in successive years by $35.4 million in 2005, $55.3 million in 2004 and $91.1 million in 2003. Additionally, you released reserves for the Shand Professional/Products Liability unit in successive years by $96.1 million in 2005, $36.0 million in 2004 and $27.9 million in 2003. While you attribute these adverse and favorable changes in loss development to specific product lines and accident years, you did not adequately discuss the variation between initial assumptions and actual experience, justify the timing of such changes in estimate, or explain how this recent experience has changed your expectation about the impact of emerging loss trends on future operating results. As indicated in our prior comment letter dated January 7, 2005, we believe that investors' understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. Please provide an expanded discussion in disclosure-type format that includes

quantification of the difference between your initial reserve assumptions and actual experience, the new events or information considered in revising your assumptions, such as internal and external trend data, and how you provided for the continuing impact of such experience trends in your reserve estimate for each year presented. Ensure your disclosure adequately justifies the timing of each change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

11. You experienced adverse loss development related to your asbestos and environmental business of $31 million in 2005 and $55 million in 2003. Please provide in disclosure-type format more precise insight into the existence and effects on future operations and financial condition of known or emerging trends, events and uncertainties related to this business. Refer to our previous comment letter dated January 7, 2005. Ensure your disclosure clearly identifies the events or new information that caused the change in estimate and justifies the timing of the change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

12. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance and commutation activities had on results of operations, cash flows and financial position for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future results of operations, cash flows and financial position. Describe and quantify any limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Branch Accounting Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant